UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


In the Matter of                                                CERTIFICATE
Exelon Corporation                                                   OF
File No. 70-9693                                                NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

     Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Financing U-1") and the Securities and Exchange Commission's merger, financing and investment orders. This certificate reports activity in File No. 70-9693 for the period July 1, 2002 through September 30, 2002. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission's Orders.

See Exhibit C for Glossary of Defined Terms

1. Order - A computation in accordance with rule 53(a) setting forth Exelon's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Authority.

     Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the December 8, 2000 Order, which provides for a Modified Rule 53 Test applicable to Exelon's investments in EWGs and FUCOs of $4,000 million. At September 30, 2002, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $2,076 million, and accordingly, at September 30, 2002, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $1,924 million. At September 30, 2002, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under the PUHCA) was $1,381 million.

2. Order - A breakdown showing Exelon's aggregate investment in each EWG or FUCO counting against the Requested EWG/FUCO Authority.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

3. Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the quarter.

     In the third quarter of 2002, Exelon did not invest or commit to invest in any new EWGs or FUCOs that would count against the Modified Rule 53 Test.

4. Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO project in the third quarter.

5. Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of that quarter.

     Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, net income and revenues of Exelon's EWG and FUCO Projects for the twelve months ending September 30, 2002.

6. Order - Consolidated capitalization ratios of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

     At September 30, 2002, Exelon's consolidated capitalization ratio was: debt 61%, common equity 37%, and preferred securities of subsidiaries of 2%.
     (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

7. Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary.

     Capital Structure of Exelon and its utility subsidiaries as of September 30, 2002 are as follows (in millions, except percentage data):



                           Exelon    PECO      ComEd      Genco    PEPCO     SPCO     SECO     ComEd
                                                                                               Indiana
    Debt 1
    ------

    Amount                 14,193    6,014     6,187      1,450                                -0-

    Percentage             61%       89.6%     52%        34%                                  -0-

    Common Equity
    -------------

    Amount                 8,511     510       5,365      2,854    134       126      (5)      12

    Percentage             37%       8%        45%        66%      100%      100%     100%     100%

    Preferred
    ---------
    Securities of
    -------------
    Subsidiaries
    ------------

    Amount                 595       265       336        --

    Percentage             2%        4%        3%         --

--------
    1 See definition under Item 6.

8.   Order - The market-to-book ratio of Exelon's common stock.

     At September 30, 2002, the market-to-book ratio of Exelon's common stock was 1.81 to 1.

9. Order - The sale of any common stock or preferred securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale.

     During the third quarter of 2002, 95,766 shares of common stock were issued under various employee stock purchase and compensation plans with a price range of $42.75 to $52.12 per share. The average price for the period was $45.47.

10. Order - The total number of shares of Exelon common stock issued or issuable under to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

     Exelon granted 15,300 stock options in the third quarter of 2002 at an exercise price of $49.06 per share.

11. Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

     Exelon did not transfer any common stock to a seller of securities of a company being acquired during the third quarter of 2002.

12. Order - If a guarantee is issued by Exelon, ExGen or a Subsidiary where such guaranty is not exempt under Rule 52 during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

      Name of Parent
          Purpose              Name of Subsidiary                      Amount                Terms
          -------              ------------------                      ------                -----

       -----------------------------------------------------------------------------------------------------
             Name of Sub / Purpose                   Amount                            Terms
       -----------------------------------------------------------------------------------------------------
       Exelon Generation                             $17,259                          1 month
        - Energy trading
       -----------------------------------------------------------------------------------------------------
       PECO Energy                                   $76,500                         12 months
        - Surety bonds
       -----------------------------------------------------------------------------------------------------
       Enterprises                                $248,360,000                       12 months
        - Surety bonds, energy
           contracts
       -----------------------------------------------------------------------------------------------------


13. Order - The amount and terms of any Exelon indebtedness issued during the quarter.

     Overnight commercial paper issued through Chase Manhattan Bank on behalf of Exelon during the third quarter. Daily balances ranged from $135 million to $560 million at an average interest rate of 1.90%.

14. Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter.

     A. Overnight commercial paper issued through Bank One on behalf of PECO during the third quarter. Daily balances ranged from $63 to $612 million at an average interest rate of 1.82%.


     B. Contributions to and Loans from the Utility Money Pool: The activity below reflects a contribution to the money pool by ComEd of Indiana and a loan to ComEd.

                            Exelon Utility Money Pool
                For the Period July 1 through September 30, 2002

Activity for the quarter - ComEd of Indiana invested surplus funds in the Utility Money Pool during the fourth quarter of 2001 and the first quarter of 2002 and ComEd borrowed such funds. The activity below reflects the interest expense charged ComEd and the interest income earned by ComEd of Indiana during the third quarter of 2002. Interest is based on J.P. Morgan's money market account.

                                                               ComEd                     ComEd of Indiana.
                    Daily              Applied           Interest Expense                 Interest Income
   Date            Balance          Interest Rate             Accrual                         Accrual
----------------------------------------------------------------------------------------------------------

     7/1/02  $   20,500,000             1.76%                        $1,022.22                  $1,022.22
     7/2/02      20,500,000             1.76%                          1,022.2                   1,022.22
     7/3/02      20,500,000             1.74%                           990.83                     990.83
     7/4/02      20,500,000             1.74%                           990.83                     990.83
     7/5/02      20,500,000             1.73%                           985.14                     985.14
     7/6/02      20,500,000             1.73%                           985.14                     985.14
     7/7/02      20,500,000             1.73%                           985.14                     985.14
     7/8/02      20,500,000             1.74%                           990.83                     990.83
     7/9/02      20,500,000             1.74%                           990.83                     990.83
    7/10/02      20,500,000             1.73%                           985.14                     985.14
    7/11/02      20,500,000             1.73%                           985.14                     985.14
    7/12/02      20,500,000             1.74%                           990.83                     990.83
    7/13/02      20,500,000             1.74%                           990.83                     990.83
    7/14/02      20,500,000             1.74%                           990.83                     990.83
    7/15/02      20,500,000             1.75%                           996.53                     996.53
    7/16/02      20,500,000             1.74%                           990.83                     990.83
    7/17/02      20,500,000             1.73%                           985.14                     985.14
    7/18/02      20,500,000             1.73%                           985.14                     985.14
    7/19/02      20,500,000             1.73%                           985.14                     985.14
    7/20/02      20,500,000             1.73%                           985.14                     985.14
    7/21/02      20,500,000             1.73%                           985.14                     985.14
    7/22/02      20,500,000             1.73%                           985.14                     985.14
    7/23/02      20,500,000             1.74%                           990.83                     990.83
    7/24/02      20,500,000             1.74%                           990.83                     990.83
    7/25/02      20,500,000             1.73%                           985.14                     985.14
    7/26/02      20,500,000             1.71%                           973.75                     973.75


    7/27/02      20,500,000             1.71%                           973.75                     973.75
    7/28/02      20,500,000             1.71%                           973.75                     973.75
    7/29/02      20,500,000             1.71%                           973.75                     973.75
    7/30/02       20,500,000            1.71%                           973.75                     973.75
    7/31/02      20,500,000             1.71%                           973.75                     973.75
                                  ------------------------------------------------------------------------

Total                                   1.73%                       $30,573.47                 $30,573.47
                                                     =====================================================

     8/1/02  $   20,500,000             1.72%                          $979.44                    $979.44
     8/2/02      20,500,000             1.71%                           973.75                     973.75
     8/3/02      20,500,000             1.71%                           973.75                     973.75
     8/4/02      20,500,000             1.71%                           973.75                     973.75
     8/5/02      20,500,000             1.70%                           968.06                     968.06
     8/6/02      20,500,000             1.71%                           973.75                     973.75
     8/7/02      20,500,000             1.70%                           968.06                     968.06
     8/8/02      20,500,000             1.70%                           968.06                     968.06
     8/9/02      20,500,000             1.70%                           968.06                     968.06
    8/10/02      20,500,000             1.70%                           968.06                     968.06
    8/11/02      20,500,000             1.70%                           968.06                     968.06
    8/12/02      20,500,000             1.68%                           956.67                     956.67
    8/13/02      20,500,000             1.68%                           956.67                     956.67
    8/14/02      20,500,000             1.68%                           956.67                     956.67
    8/15/02      20,500,000             1.68%                           956.67                     956.67
    8/16/02      20,500,000             1.71%                           973.75                     973.75
    8/17/02      20,500,000             1.71%                           973.75                     973.75
    8/18/02      20,500,000             1.71%                           973.75                     973.75
    8/19/02      20,500,000             1.69%                           962.36                     962.36
    8/20/02      20,500,000             1.70%                           968.06                     968.06
    8/21/02      20,500,000             1.69%                           962.36                     962.36
    8/22/02      20,500,000             1.69%                           962.36                     962.36
    8/23/02      20,500,000             1.69%                           962.36                     962.36
    8/24/02      20,500,000             1.69%                           962.36                     962.36
    8/25/02      20,500,000             1.69%                           962.36                     962.36
    8/26/02      20,500,000             1.67%                           950.97                     950.97
    8/27/02      20,500,000             1.68%                           956.67                     956.67
    8/28/02      20,500,000             1.68%                           956.67                     956.67
    8/29/02      20,500,000             1.68%                           956.67                     956.67
    8/30/02      20,500,000             1.70%                           968.06                     968.06
    8/31/02      20,500,000             1.70%                           968.06                     968.06
                                  ------------------------------------------------------------------------

Total                                   1.70%                       $29,930.00                 $29,930.00
                                                     =====================================================

     9/1/02  $   20,500,000              1.70                          $968.06                    $968.06
     9/2/02      20,500,000              1.70                           968.06                     968.06
     9/3/02      20,500,000              1.68                           956.67                     956.67
     9/4/02      20,500,000              1.68                           956.67                     956.67
     9/5/02      20,500,000              1.67                           950.97                     950.97


     9/6/02      20,500,000              1.67                           950.97                     950.97
     9/7/02      20,500,000              1.67                           950.97                     950.97
     9/8/02      20,500,000              1.67                           950.97                     950.97
     9/9/02      20,500,000              1.67                           950.97                     950.97
    9/10/02      20,500,000              1.68                           956.67                     956.67
    9/11/02      20,500,000              1.67                           950.97                     950.97
    9/12/02      20,500,000              1.67                           950.97                     950.97
    9/13/02      20,500,000              1.67                           950.97                     950.97
    9/14/02      20,500,000              1.67                           950.97                     950.97
    9/15/02      20,500,000              1.67                           950.97                     950.97
    9/16/02      20,500,000              1.67                           950.97                     950.97
    9/17/02      20,500,000              1.69                           962.36                     962.36
    9/18/02      20,500,000              1.69                           962.36                     962.36
    9/19/02      20,500,000              1.68                           956.67                     956.67
    9/20/02      20,500,000              1.68                           956.67                     956.67
    9/21/02      20,500,000              1.68                           956.67                     956.67
    9/22/02      20,500,000              1.68                           956.67                     956.67
    9/23/02      20,500,000              1.67                           950.97                     950.97
    9/24/02      20,500,000              1.68                           956.67                     956.67
    9/25/02      20,500,000              1.68                           956.67                     956.67
    9/26/02      20,500,000              1.69                           962.36                     962.36
    9/27/02      20,500,000              1.69                           962.36                     962.36
    9/28/02      20,500,000              1.69                           962.36                     962.36
    9/29/02      20,500,000              1.69                           962.36                     962.36
    9/30/02      20,500,000              1.69                           962.36                     962.36
                                  ------------------------------------------------------------------------

Total                                   1.68%                       $29,694.31                 $29,694.31
                                                     =====================================================

15. Order - The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

     None.

16. Order - All of the information that would have been provided on a Form U-6B-2 with respect to each security issuance subject thereto that occurred during the applicable quarter.

A.   PECO Energy Company (PECO) $225,000,000.
--------------------------------------------

The above company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): First and Refunding Mortgage Bonds.

2.   Issue, renewal or guaranty: Issue.

3.   Principal amount of each security: $225,000,000.

4. Rate of interest per annum of each security: The bonds will bear interest at the annual rate of 4.75%.

5.   Date of issue, renewal or guaranty of each security: September 23, 2002.

6.   If renewal of security, give date of original issue: Not applicable.

7. Date of maturity of each security (in the case of demand notes, indicate demand): October 1, 2012.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security:  The lien of the mortgage,  subject to
     (1) minor exceptions and certain excepted encumbrances that are defined in the mortgage and (2) the trustee's prior lien for compensation and expenses, constitutes a first lien on substantially all of the properties of PECO. The mortgage does not constitute a lien on any property owned by PECO's subsidiaries or affiliates. PECO's properties consist principally of electric transmission and distribution lines and substations, gas distribution facilities and general office and service buildings. The bonds are secured equally with all other bonds outstanding or hereafter issued under the First and Refunding Mortgage.


10.  Consideration given for each security: Cash.


11. Application of proceeds for each security: Proceeds from the sale of the bonds will be used to repay commercial paper and for general corporate purposes. The proceeds from the commercial paper were used to pay at maturity the following: (1) $175,000,000 aggregate principal amount of 7.125% first mortgage bonds due September 1, 2002; (2) $5,280,000 aggregate principal amount of 7.5% first mortgage bonds due July 15, 2002; and (3) $41,636,000 aggregate principal amount of 8.0% first mortgage bonds due April 1, 2002.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of: a. the provisions contained in the first sentence of section 6 (b): [ ] b. the provisions contained in the fourth sentence 6
     (b): [ ] c. the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

B.   Commonwealth Edison Company (ComEd) $200,000,000.
------------------------------------------------------

     The above company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): First Mortgage Bonds issued by Commonwealth Edison Company.

2.   Issue, renewal or guaranty: Refinancing.

3.   Principal amount of each security: $200,000,000.

4.   Rate of interest per annum of each security: 6.15%.

5.   Date of issue, renewal or guaranty of each security: June 20, 2002.

6. If renewal of security, give date of original issue: ComEd's $200,000,000 First Mortgage 8 1/2% Bonds, Series 84, original issue date of July 15, 1992.

7. Date of maturity of each security (in the case of demand notes, indicate demand): March 15, 2012.

8.   Name of the person to whom each security was issued, renewed or guaranteed:
     Various.

9.   Collateral given with each security: First mortgage.

10.  Consideration given for each security: Cash.

11. Application of proceeds for each security: The net proceeds from the sale of the bonds will be used to refinance $200,000,000 of ComEd's First Mortgage 8 1/2% Bonds, Series 84 due July 15, 2022.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6 (a) because of
     a.   the provisions contained in the first sentence of section 6 (b): [ ]
     b.   the provisions contained in the fourth sentence 6 (b): [ ]
     c.   the provisions in any rule of the Commission other than Rule U-48: [X]

13.  If the security or securities  were exempt from the provisions of section 6
     (a) by virtue of the first sentence of section 6 (b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6 (a) of the Act granted by the first sentence of
     Section 6 (b): Not Applicable.

14.  If the security or securities  are exempt from the  provisions of section 6
     (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (a).

17. Order - Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

     None.

18. Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

     None.

19. Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividend paid out of each capital account and the resulting capital account balances the end of the quarter.

     The consolidated retained earnings analyses of Exelon, ComEd, PECO, Genco, PECO Energy Power Company, Susquehanna Power Company, Susquehanna Electric Company and ComEd of Indiana are attached as Exhibit B.

20. Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

          In August 2002, PECO entered into a 10-year forward starting swap with JP Morgan. The swap carries a notional amount of $100 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $225 million in long-term debt during the third quarter of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

          In August 2002, PECO entered into a 10-year forward starting swap with Citibank. The swap carries a notional amount of $100 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $225 million in long-term debt during the third quarter of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

          In September, on the day of the pricing of PECO's $225 million 10 year First Refunding Mortgage Bonds, the forward contracts were cash settled. The settlement payments on the swaps to JP Morgan and Citibank were $3,722,425 and $1,500,311, respectively. These amounts will be amortized of the life of the new bond.

          In July 2002, ComEd entered into a 5-year forward starting swap with Morgan Stanley. The swap carries a notional amount of $125 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $700 million in long-term debt during the fourth quarter of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

          In July 2002, ComEd entered into a 5-year forward starting swap with JP Morgan. This swap carries a notional amount of $100 million and hedges a portion of the Company's future interest rate exposure associated with its anticipated issuance of $700 million in long-term debt during the fourth quarter of 2002. This swap has been designated as a cash flow hedge in the attempt to minimize the variability of the future interest expense associated with changes in the 3 month LIBOR rate.

21. Order - The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

          None.

22 Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Genco and Enterprises.


          Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, a consolidated balance sheet and income statement for Ventures, Genco and Enterprises.


23. Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

          Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Exhibit A, a description of Development Activities and amount expended on Development Activities during the quarter just ended.

24. Order - A narrative description of each investment made during the quarter just ended including:

     a.   Name of the company and its immediate parent.

     b. Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries)

     c.   Type of company and/or its business  (e.g.,  EWG,  FUCO,  ETC, Rule 58
          Subsidiary,   Non-U.S.   Energy   Related   Subsidiary,   Intermediate
          Subsidiary, Financing Subsidiary).

     d. With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the locations (countries) where it does business.

          There were no investments made during the quarter.

25. Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

          There were no reorganizations during the quarter.

26.  Order  - A  chart  showing,  as of the end of  such  quarterly  period  and
     reflecting  any  reorganization   accomplished  during  the  quarter,   all
     associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.


                                                      Shares     Voting Power   Type of Business
 Tier Company name                                    Owned     Parent  Other     And Authority
 ---- ------------                                    -----     ------  -----     -------------
      Exelon Corporation                                                         Public Utility
                                                                                 Holding Company
  1   Exelon Business Services Company                  100     100.00%          Subsidiary Service
                                                                                 Company
  1   Unicom Resources, Inc.                            100     100.00%          Infrastructure
                                                                                 services
  1   Unicom Assurance Company, Ltd.                    N/A     100.00%          Approved in Merger
                                                                                 Order (Captive
                                                                                 Insurance Company)
  1   Exelon Ventures Company, LLC                      N/A     100.00%          Public Utility
                                                                                 Holding Company
                                                                                 First Tier
  3      Exelon Generation Finance Company, LLC          NA     100.00%          Approved in
                                                                                 Financing Order
                                                                                 (Financing)
  3      Penesco Company, LLC                            NA     100.00%          Rule 58
  3      Port City Power, LLC                            NA     100.00%          Approved in
                                                                                 Investment Order
                                                                                 (Development
                                                                                 Company)
  3      Southeast Chicago Energy Project, LLC           NA     100.00%          EWG
  3      Concomber Ltd                                  N/A     100.00%          Approved in Merger
                                                                                 Order (Captive
                                                                                 Insurance Company)
  3      Cenesco Company, LLC                            NA     100.00%          Rule 58
  3      Exelon Allowance Management Company, LLC        NA     100.00%          Rule 58
  3      Susquehanna Electric Company                  1,000    100.00%          Utility Company
  3      Exelon Power Holdings, LP                      N/A      99.00%          Intermediate
                                                                  1.00% Ventures Subsidiary (1)
  4        Exelon (Fossil) Holdings, Inc.               N/A     100.00%          Rule 58
  5          Sithe Energies, Inc.                       N/A      49.90%          Combo Exempt
                                                                                 Wholesale Generator
                                                                                 and  Rule 58
  3      AmerGen Energy Company, LLC                    N/A      49.00%          Exempt Wholesale
                                                                                 Generator
  4        AmerGen Vermont, LLC                         N/A     100.00%          Inactive
  5          The Proprietors of the Susquehanna         N/A     100.00%          Inactive
             Canal
  3      Exelon Generation Company International,        NA     100.00%          Intermediate
         Inc.                                                                    Subsidiary (1)
  4        Exelon Generation Canada Corporation          NA     100.00%          Intermediate
                                                                                 Subsidiary (1)
  3      Exelon Peaker Development General, LLC         N/A     100.00%          Rule 58
  4        Keystone Fuels, LLC                          N/A      20.99%          Rule 58
  3      Exelon Peaker Development Limited, LLC         N/A     100.00%          Rule 58
  4        ExTex LaPorte Limited Partnership            N/A      99.00% EP Ltd   Exempt Wholesale
                                                                                 Generator
                                                                  1.00% EP Gen
  3      ExTex Marketing, LLC                           N/A     100.00%          Rule 58
  4        ExTex Power, LP                              N/A      99.00%          Rule 58
                                                                  1.00% Genco
  2     Exelon Enterprises Company, LLC                  NA     100.00%          Non-Utility Holding
                                                                                 Company Second Tier
  3      Exelon Communications Holdings, LLC             NA     100.00%          ETC
  4        PHT Holdings, LLC                             NA     100.00%          Held by ETC
  5          PECO Hyperion Telecommunications            NA      49.00%          Held by ETC
  4        Exelon Communications Company, LLC            NA     100.00%          Held by ETC


  3      Exelon Energy Company                          100     100.00%          Rule 58
  4        Exelon Energy Ohio, Inc.                   1,000     100.00%          Rule 58
  4        AllEnergy Gas & Electric Marketing            NA     100.00%          Rule 58
           Company, LLC
  5          Texas Ohio Gas, Inc.                       100     100.00%          Rule 58
  3      Exelon Enterprises Management, Inc.             NA     100.00%          Approved in Merger
                                                                                 Order (investments
                                                                                 in Rule 58 and
                                                                                 Telecommunications)
  4        CIC Global, LLC                               NA      50.00%          Held by ETC
  4        UnigridEnergy, LLC                            NA      50.00%          Inactive
  4        Exelon Capital Partners, Inc.                        100.00%          Approved in Merger
                                                                                 Order (investments
                                                                                 in Rule 58 and
                                                                                 Telecommunications)
  5          Kinectic Venture Fund I                     NA      22.22%          Merger U-1
                                                                                 Amendment # 5
                                                                                 (Reserved
                                                                                 Jurisdiction)
  5          Kinectic Venture Fund II                    NA      14.30%          Merger U-1
                                                                                 Amendment # 5
                                                                                 (Reserved
                                                                                 Jurisdiction)
  5          UTECH Climate Challenge Fund, L.P.           1         24%          Approved in Merger
                                                                                 Order (eneragy
                                                                                 related  - venture
                                                                                 capital)
  5          Exelon Enterprises Investments, Inc.        NA     100.00%          Approved in Merger
                                                                                 Order (investments
                                                                                 in Rule 58 and
                                                                                 telecommunications)
  6            EEI Telecommunications Holdings,         N/A     100.00%          ETC
               LLC
  5          ECP Telecommunications Holdings, LLC        NA     100.00%          ETC
  6            NEON Communications, Inc.          2,131,143      10.00%          Approved in Merger
                                                                                 Order (Investment)
  6            PermitsNow                         1,230,001      16.00%          Inactive
  6            OmniChoice.com, Inc.               1,684,920      30.00%          Inactive
  6            Everest Broadband Networks        16,023,195      15.00%          ETC
  6            Energy Trading Company                           100.00%          Held by ETC
               Enertech Capital Partners II               1      11.00%          Approved in Merger
                                                                                 Order (energy
                                                                                 related  - venture
                                                                                 capital)
  3      InfraSource, Inc.                              100      94.50%          Rule 58
  4        Trinity Industries, Inc.                       1     100.00%          Rule 58
  4        InfraSource Corporate Services, Inc.         100     100.00%          Rule 58
  4        Chowns Communications, Inc.                    1     100.00%          Rule 58
  4        VSI Group, Inc.                              100     100.00%          Rule 58
  4        Michigan Trenching Services, Inc.            250     100.00%          Rule 58
  4        Blair Park Services, Inc.                     50     100.00%          Rule 58
  4        Infrasource Integrated Services, Inc.          1     100.00%          Rule 58
  5          EIS Engineering, Inc.                    2,000     100.00%          Rule 58
  6            P.A.C.E. Field Services, LLC              NA     100.00%          Rule 58
  6            P.A.C.E. Environmental, LLC               NA     100.00%          Rule 58
  4        Electric Services, Inc.                    1,000     100.00%          Rule 58
  4        Syracuse Merit Electric, Inc.                  1     100.00%          Rule 58
  4        M.J. Electric, Inc.                        1,000     100.00%          Rule 58
  4        Fischbach and Moore Electric, Inc.             1     100.00%          Rule 58
  4        NEWCOTRA, Inc.                                 1     100.00%          Rule 58
  5          Fischbach and Moore, Inc.                    1     100.00%          Rule 58
  6            Fischbach and Moore Electric               1     100.00%          Rule 58
               Contracting, Inc.
  6            T.H. Green Electric Co., Inc.              1     100.00%          Rule 58
  4        Sunesys, Inc.                              3,000     100.00%          Rule 58
  5          Sunesys of Virginia, Inc.                          100.00%          Rule 58
  4        MRM Technical Group, Inc.                      1     100.00%          Rule 58
  5          Infrasourc Underground Construction,         1     100.00%          Rule 58
             LLC
  5          Aconite Corporation                          1     100.00%          Rule 58
  5          Gas Distribution Contractors,                1     100.00%          Rule 58
             Inc.
  5          Mid-Atlantic Pipeliners, Inc.                1     100.00%          Rule 58
  5          Mueller Distribution Contractors, Inc.       1     100.00%          Rule 58
  5          Mueller Energy Services, Inc.                1     100.00%          Rule 58
  5          Mueller Pipeliners, Inc.                     1     100.00%          Rule 58
  5          Mechanical Specialties Incorporated          1     100.00%          Rule 58
  5          Rand-Bright Corporation                      1     100.00%          Rule 58
  4        Dashiell Holdings Corporation            354,200     100.00%          Rule 58
  5          Dashiell                               354,200     100.00%          Rule 58
             Corporation
  6            Dacon Corporation                     35,420     100.00%          Rule 58
  4        OSP Consultants, Inc.                     30,000     100.00%          Rule 58


  5          International Communications                       100.00%          Rule 58
             Services, Inc.                              1
  5          OSP, Inc.                                   1      100.00%          Rule 58
  5          OSP Servicios, S.A. de C.V.                 NA     100.00%          Rule 58
  5          OSP Telecom, Inc.                           1      100.00%          Rule 58
  5          OSP Telcomm de Mexico, S.A. de C.V.         NA     100.00%          Rule 58
  5          Utility Locate & Mapping Services,          1      100.00%          Rule 58
             Inc.
  5          RJE Telecom, Inc.                           1      100.00%          Rule 58
  5          Universal Network Development Corp.         NA      45.00%          Rule 58
  4        EIS Investments, LLC                          NA     100.00%          Rule 58
  5          WCB Services, LLC                           NA      49.00%          Rule 58
  3      Exelon Services, Inc.                          100     100.00%          Rule 58
  4        Exelon Services Federal Group, Inc.          874     100.00%          Rule 58
  3      Unicom Power Holdings, Inc.                    100     100.00%          Rule 58
  3      Unicom Power Marketing, Inc.                   100     100.00%          Rule 58
  3      Adwin Equipment Company                         NA     100.00%          Rule 58
  3      Exelon Thermal Holdings, Inc.                  100     100.00%          Rule 58
  4        ETT North America, Inc.                       10     100.00%          Rule 58
  5          Northwind Thermal Technologies              10     100.00%          Merger Order
             Canada, Inc.                                                        Reserved
                                                                                 Jurisdiction;
                                                                                 Investment
                                                                                 U-1 in Docket
                                                                                 70-9691 (Rule
                                                                                 58 operating
                                                                                 outside the
                                                                                 U.S.)
  6            ETT Canada, Inc.                          10     100.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction;
                                                                                 Investment U-1
                                                                                 in Docket
                                                                                 70-9691 (Rule
                                                                                 58 operating
                                                                                 outside the
                                                                                 U.S.)
  7              Northwind Windsor                       10      50.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction;
                                                                                 Investment U-1
                                                                                 in Docket
                                                                                 70-9691 (Rule
                                                                                 58 operating
                                                                                 outside the
                                                                                 U.S.)
  4        ETT Nevada, Inc.                             100     100.00%          Rule 58
  5          Northwind Aladdin, LLC                      NA      75.00%          Rule 58
  5          Northwind Las Vegas, LLC                    NA      50.00%          Rule 58
  4        Northwind Chicago, LLC                        NA     100.00%          Rule 58
  4        Exelon Thermal Development, Inc.             100     100.00%          Rule 58
  4        ETT Arizona, Inc.                            100     100.00%          Rule 58
  5          Northwind Arizona Development, LLC         N/A      50.00%          Rule 58
  5          Northwind Phoenix, LLC                     N/A      50.00%          Rule 58
  4        Exelon Thermal Technologies, Inc.            100     100.00%          Rule 58
  4        ETT Boston, Inc.                             100     100.00%          Rule 58
  5          Northwind Boston, LLC                       NA      25.00%          Rule 58
  4        ETT Houston, Inc.                            100     100.00%          Rule 58
  5          Northwind Houston, LLC                      NA      25.00%          Rule 58
  6            Northwind Houston, LP                     NA      25.00%          Rule 58
  4        ETT National Power, Inc.                     100     100.00%          Rule 58
  5          Northwind Midway, LLC                       NA     100.00%          Rule 58
  1   Unicom Investment, Inc.                           100     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Scherer Holdings 1, LLC                         N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Scherer Holdings 2, LLC                         N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Scherer Holdings 3, LLC                         N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Spruce Holdings G.P. 2000, LLC                  N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Spruce Holdings L.P. 2000, LLC                  N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  3      Spruce Equity Holdings, L.P.                   N/A      99.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
                                                        N/A      1.00%  Spr GP


  4        Spruce Holdings Trust                        N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Wansley Holdings 1, LLC                         N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  2     Wansley Holdings 2, LLC                         N/A     100.00%          Approved in Merger
                                                                                 Order (Tax
                                                                                 advantaged
                                                                                 transactions)
  3      East Coast Natural Gas Cooperative, LLP        N/A      41.12%          Rule 58
  3      Horizon Energy Company                        1,000    100.00%          Inactive
  3      Adwin Realty Company                          1,000    100.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction (Real
                                                                                 Estate) (2)
  4        Ambassador II Joint Venture                  N/A      50.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction (Real
                                                                                 Estate) (2)
  4        Bradford Associates                          N/A      50.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction (Real
                                                                                 Estate) (2)
  4        Franklin Town Towers Associates              N/A      50.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction (Real
                                                                                 Estate) (2)
  4        Henderson Ambassador Associates              N/A      50.00%          Merger Order
                                                                                 Reserved
                                                                                 Jurisdiction (Real
                                                                                 Estate) (2)
  3      PECO Energy Transition Trust                   N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  3      PECO Energy Capital Corp.                     1,000    100.00%          Approved in Merger
                                                                                 Order (Financing)
  4      PECO Energy Capital Corp. LP                   N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  4        PECO Energy Capital Trust II                 N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  4        PECO Energy Capital Trust III                N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  3      ExTel Corporation, LLC                         N/A     100.00%          Intermediate
                                                                                 Subsidiary (1)
  4        PECO Wireless, LP                            N/A      99.00% PECO     Intermediate
                                                                                 Subsidiary (1)
                                                                 1.00%  Extel
  5          ATNP Finance Company                       N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  5          PEC Financial Services, LLC                N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  3      ComEd Financing I                              N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  3      ComEd Financing II                             N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  3      ComEd Funding, LLC                             N/A     100.00%          Approved in Merger
                                                                                 Order (Financing)
  4        ComEd Transitional Funding Trust                     100.00%          Approved in Merger
                                                        200                      Order (Financing)
  3      Commonwealth Research Corporation              200     100.00%          Rule 58
  3      Edison Development Company                     741     100.00%          Approved in Merger
                                                                                 Order (economic and
                                                                                 community
                                                                                 development)
  3      Edison Development Canada Inc.              15,158     100.00%          Merger Order
                                                                                 reserved
                                                                                 jurisdiction;
                                                                                 Investment U-1 in
                                                                                 Docket 70-9691
                                                                                 (economic and
                                                                                 community
                                                                                 development)
  4        Edison Finance Partnership                   N/A     100.00%          Merger Order
                                                                                 reserved
                                                                                 jurisdiction;
                                                                                 Investment U-1 in
                                                                                 Docket 70-9691
                                                                                 (Financing)
     1(Affordable Housing Investments)
  1   Boston Financial Institutional Tax Credit          NA      11.00%          Approved in Merger
      Fund X                                                                     Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)
  1   Boston Financial Institutional Tax Credit          NA      44.00%          Approved in Merger
      Fund XIV                                                                   Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)
  1   Boston Financial Institutional Tax Credit          NA      14.00%          Approved in Merger
      Fund XIX                                                                   Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)


  1   Boston Financial Institutional Tax Credit          NA      27.00%          Approved in Merger
      Fund XXI                                                                   Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)
  1   Related Corporate Partners XII, L.P.               NA      36.00%          Approved in Merger
                                                                                 Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)
  1   Related Corporate Partners XIV, L.P.               NA      16.00%          Approved in Merger
                                                                                 Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)
  1   Summit Corporate Tax Credit Fund II                NA      33.00%          Approved in Merger
                                                                                 Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)
  1   USA Institutional Tax Credit Fund XXII             NA      30.00%          Approved in Merger
                                                                                 Order (tax
                                                                                 advantaged
                                                                                 transactions -
                                                                                 housing)


27. Additional information.

          None.

                                S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 26, 2002

                                         EXELON CORPORATION

                                         By: /s/ Matthew F. Hilzinger
                                             -----------------------------------
                                         Vice President and Corporate Controller

                                                                      Exhibit B
                                                                     Page 1 of 1


                   Exelon Corporation and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                     $1,421
Net Income                                               551
Dividends:
  Common Stock                                          (142)
                                                      ------
   Ending Balance                                     $1,830
                                                      ======




                  PECO Energy Company and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                       $277
Net Income                                               157
Dividends:
   Common Stock                                          (85)
   Preferred Stock                                        (2)
                                                      ------
Ending Balance                                          $347
                                                      ======



                  Commonwealth Edison and Subsidiary Companies
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                       $382
  Net Income                                             215
  Dividends:
     Common Stock                                       (117)
                                                      ------
Ending Balance                                          $480
                                                      ======


                                Exelon Generation
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                       $687
  Net Income                                             163
  Dividends:
     Common Stock                                          0
                                                      ------
Ending Balance                                          $850
                                                      ======

                            PECO Energy Power Company
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                        $32
  Net Income                                               3
  Dividends:
     Common Stock                                          0
                                                      ------
Ending Balance                                           $35
                                                      ======


                            Susquehanna Power Company
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                        $28
  Net Income                                               3
  Dividends:
     Common Stock                                          0
                                                      ------
Ending Balance                                           $31
                                                      ======


                          Susquehanna Electric Company
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                       $ (4)
  Net Income                                              (2)
  Dividends:
     Common Stock                                          0
                                                      ------
Ending Balance                                           $(6)
                                                      ======

                                ComEd of Indiana
                           Retained Earnings Analysis
                    For the Quarter Ended September 30, 2002
                                  (In millions)


Beginning Balance                                      $   1
  Net Income                                               1
  Dividends:
     Common Stock                                          0
                                                      ------
Ending Balance                                            $2
                                                      ======

                                                                      Exhibit C
                                                                     Page 1 of 1


Glossary of Defined Terms
-------------------------

AmerGen                    AmerGen Energy Company, L.L.C.
ComEd                      Commonwealth Edison Company
ComEd of Indiana           Commonwealth Edison Company of Indiana, Inc.
Exelon                     Exelon Corporation
EWGs                       Exempt wholesale generators
FUCO                       Foreign utility company
ExTex                      ExTex LaPorte Limited Partnership
Genco                      Exelon Generation Company, LLC
PECO                       PECO Energy Company
PEPCO                      PECO Energy Power Company
Power Holdings             Exelon Power Holdings, LP
PETT                       PECO Energy Transition Trust (a subsidiary of PECO)
Sithe                      Sithe Energy, Inc.
Sithe NEH                  Sithe New England Holdings, LLC
Southeast Chicago          Southeast Chicago Energy Project, LLC
SECO                       Susquehanna Electric Company
SPCO                       Susquehanna Power Company